EXHIBIT M

Concerned Shareholders of Cano Health Nominate Highly Qualified, Independent Director Candidates and Propose Removal of Dr. Marlow Hernandez from Board for Cause
Group Details the Case for Urgent Change at Cano Following an Extended Period of Underperformance, Failed Capital Allocation, and Extremely Poor Governance and Strategic Execution

Urges Stockholders to WITHHOLD Support for Incumbent Directors as Parties Await a Resolution of Litigation to Compel Company to Reopen Window for Nominating Director Candidates and Making Proposals

May 18, 2023 09:28 AM Eastern Daylight Time

NEW YORK & MIAMI--(BUSINESS WIRE)--Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with certain of their affiliates, the “Group,” “us” or “we”), who recently resigned as members of the Board of Directors (the “Board”) of Cano Health, Inc. (“Cano” or the “Company”) (NYSE: CANO), today announced that they have submitted a notice to the Company to nominate two highly qualified, independent candidates – Joseph Berardo, Jr. and Guy P. Sansone – for election to the Board of Directors (the “Board”) at the 2023 Annual Meeting of Stockholders (the “Annual Meeting”). Messrs. Berardo and Sansone possess significant healthcare services experience as well as backgrounds in corporate governance, capital allocation, transactions and strategic planning. The Group also submitted a proposal (the “Removal Proposal”) to give shareholders the opportunity to vote on the removal of Dr. Marlow Hernandez, the Company’s Chief Executive Officer, from the Board for cause at the upcoming Annual Meeting.

Stockholders’ ability to vote on the election of the Group’s director candidates and its Removal Proposal at the Annual Meeting is dependent on the success of the Group’s previously disclosed action in the Delaware Court of Chancery. The action seeks to compel Cano to reopen the window for nominating director candidates and making proposals under the Company’s Bylaws. A ruling is expected in early June.

The Group issued the following statement:

“The case for urgent change atop Cano is crystal clear based on the Company’s abysmal financial performance, failed capital allocation decisions, numerous strategic missteps, and persistent conflicts of interest and related-party transactions. Rather than engage with its largest stockholders to collaborate on the necessary level of change, the entrenched Board and misaligned management team have unfortunately resorted to stonewalling us and issuing misleading communications. We believe Cano’s current leadership has made it abundantly clear – through the Company’s legal actions, proxy filings and statements – that it has no interest in working with us to adopt a new strategy, effectuate governance improvements and replace Dr. Hernandez with a high-integrity, well-credentialed Chief Executive Officer. It should be particularly troubling to shareholders that Cano has taken the following actions subsequent to our resignations from the Board:

1.
Appointed Solomon Trujillo as ‘Independent’ Chairman despite his concerning ties to Dr. Hernandez, insufficient healthcare services experience and apparent involvement in questionable related-party transactions.

2.
Failed to proactively rid the Board of conflicted members and embrace policies that limit questionable dealings among insiders, including the type of seemingly reckless share pledging that Dr. Hernandez appears to have engaged in.

3.	Failed to adapt to extraordinary circumstances and accommodate our reasonable request to reopen the window for stockholders to nominate director candidates and submit proposals.

4.	Failed to enhance boardroom expertise in crucial areas, including capital allocation, executive compensation, strategic planning and the overall healthcare sector.

5.	Filed a proxy statement that includes unjustifiable equity awards for insiders and a flawed reverse stock split proposal that could materially dilute stockholders.

6.
Reported another quarter of disappointing results – including poor EBITDA – that reinforce Dr. Hernandez is pursuing a failed strategy (one which we expressed reservations about in our prior communications and which can only be turned around with new management).

7.	Disclosed an alarmingly meager cash balance that reinforces the current Board’s poor supervision and Dr. Hernandez’s failures from a capital allocation perspective.

8.	Repeatedly misrepresented our service as directors and conveniently omitted our prior efforts to raise concerns about governance, capital allocation and strategy.

In light of the Company’s massive financial losses and these most recent lapses, we believe adding two truly independent, experienced directors to the Board will be an important first step toward a much-needed turnaround. Make no mistake, far greater change is required – and we intend to continue pursuing that change as quickly as possible. We contend Cano ultimately needs a significantly reconstituted Board, an overhauled management team and fresh strategic thinking in order to deliver improved results for shareholders. We will not compromise in our pursuit of these necessary objectives, regardless of what the existing leadership says and does.”

Given the extraordinary failings of the Board and management, we have recruited two talented and experienced individuals with more healthcare business expertise than the current candidates up for re-election (and the balance of the Board in the aggregate). We believe their biographies speak for themselves:

Joseph Berardo, Jr. Biography

Mr. Berardo currently serves as the Chief Executive Officer and Chairman of the board of directors of Carisk Partners, Inc., a specialty risk transfer and care-coordination company that services Medicare Advantage, Managed Medicaid and Commercial group health, behavioral health, worker’s compensation and auto insurer markets. Previously, Mr. Berardo served as Chief Executive Officer of Brighton Health Plan Services, LLC, a healthcare enablement company. Prior to this, he served for 18 years in various roles of increasing seniority at MagnaCare Holdings, Inc., a provider of health plan services, including as Chief Executive Officer. He was previously Senior Vice President of Empire Blue Cross Blue Shield and President for Empire HealthChoice HMO, Inc., a health maintenance organization.

Earlier in his career, Mr. Berardo held leadership positions at the Mount Sinai Health System. Inc., MultiPlan Corporation (NYSE: MLPN), and U.S. Healthcare, Inc., one of America’s largest HMOs. Mr. Berardo currently serves as a member of the board of directors of several private companies, including BeneLynk, a national provider of social determinant of health solutions for managed care companies, Radius Care, Inc., a healthcare software company, and Avertix Medical, Inc. (f/k/a/ Angel Medical Systems, Inc.) a medical device company. Mr. Berardo previously served as a member of the board of directors of MagnaCare from 2007 to January 2022 and Privia Health, LLC (now a subsidiary of Privia Health Group (NASDAQ: PRVA)). He also serves as an advisory board member for Grant Avenue Capital, LLC, a private equity firm focused on the healthcare sector.

Mr. Berardo holds a B.A. in Economics from Rutgers University.

Guy P. Sansone Biography

Mr. Sansone is the Co-Founder and serves as Chief Executive Officer of H2 Health, a leading regional provider of physical rehabilitation services and clinician staffing solutions. Prior to that, he served as Managing Director of Alvarez & Marsal and spent many years chairing the healthcare practice, Chief Executive Officer of the Visiting Nurse Service of New York, Senior Advisor to the board of directors of Health Management Associates, Inc. (formerly NYSE: HMA), Interim President of LifeCell Corporation (formerly NASDAQ: LIFC), Chief Restructuring Officer of Erickson Retirement Communities LLC (n/k/a Erickson Living), Chief Change and Turnaround Officer of the Saint Barnabas Health Care System, Senior Consultant at Sunrise Senior Living, Chief Executive Officer and Chief Restructuring Officer of Saint Vincent Catholic Medical Centers in New York, Acting Chief Financial Officer of HealthSouth Corporation (n/k/a Encompass Health Corporation (NYSE: EHC)), and interim President and co-Chief Executive Officer of Rotech Healthcare, Inc. (formerly NASDAQ: ROHI) (“Rotech”).

Mr. Sansone currently serves as the Chairman of the boards of directors of each of H2 Health and Brookdale Senior Living, Inc. (NYSE: BKD), and on the board of directors of RHA Health Services, LLC, one of the largest providers of care and home services to individuals with developmental disabilities, Pediatrix Medical Group, Inc. (f/k/a Mednax, Inc.) (NYSE: MD), Longevity Health Plans, QHR Health, Carisk Partners, Inc., and on the board of advisors of Pager, Inc., a mobile healthcare technology company.

Mr. Sansone previously served on the board of directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), HealthPRO Heritage, LLC, Civitas Solutions, Inc. (formerly NYSE: CIVI), and Rotech Healthcare Inc. Mr. Sansone earned a B.S. from the State University of New York at Albany.

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The Group has filed a preliminary proxy statement to solicit stockholders to WITHHOLD support for incumbent directors standing for re-election at Cano’s Annual Meeting.

This enables stockholders to have their voices heard regardless of the outcome of the Group’s litigation.

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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht (together, the “Former Directors”), together with the other participants named herein (collectively, the “Former Directors Group”), have filed a preliminary proxy statement and accompanying GREEN proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes to WITHHOLD with respect to the election of certain directors, Dr. Alan Muney and Ms. Kim M. Rivera, of Cano Health, Inc., a Delaware corporation (the “Company”), at the Company’s 2023 annual meeting of stockholders.

THE FORMER DIRECTORS GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be ITC Rumba, LLC (“ITC Rumba”), EGGE, LLC (“EGGE”), EG Advisors, LLC (“EG Advisors”), Jaws Equity Owner 146, LLC (“Jaws Equity Owner”) and the Former Directors.

As of the date hereof, ITC Rumba directly beneficially owns 159,780,988 shares of Class B Common Stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”). As of the date hereof, Mr. Cooperstone directly beneficially owns 14,825 shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”). As the founder and managing partner of ITC Rumba, Mr. Cooperstone may also be deemed to beneficially own the 159,780,988 shares of Class B Common Stock directly owned by ITC Rumba. As of the date hereof, EGGE directly beneficially owns 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock. As of the date hereof, EG Advisors directly beneficially owns 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock. As the investment manager of EGGE, EG Advisors may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and the 1,233,085 shares of Class B Common Stock directly owned by EGGE. As of the date hereof, Dr. Gold directly beneficially owns 14,825 shares of Class A Common Stock. As the Co-Managing Member of EG Advisors, Dr. Gold may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock directly owned by EGGE, and the 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock directly owned by EG Advisors. As of the date hereof, Jaws Equity Owner directly beneficially owns 4,829,829 shares of Class A Common Stock. As of the date hereof, Mr. Sternlicht directly beneficially owns 20,650,795 shares of Class A Common Stock, including 7,844,639 shares of Class A Common Stock issuable upon the exercise of certain warrants purchased in connection with the initial public offering of the securities of Jaws Acquisition Corp. As the sole member of Jaws Equity Owner, Mr. Sternlicht may also be deemed to beneficially own the 4,829,829 shares of Class A Common Stock directly owned by Jaws Equity Owner.

Contacts
Investors:
HKL & Co., LLC
Peter Harkins, Jr. / Jordan Kovler
Toll-Free: (800) 326-5997
CANO@hklco.com

Media:
Longacre Square Partners
Greg Marose / Joe Germani
gmarose@longacresquare.com / jgermani@longacresquare.com